January 22, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.   20549

Attn: Jeffrey P. Riedler, Assistant Director

RE:

Wellness Center USA, Inc.

Amendment No. 2 to Current Report on Form 8-K

Filed December 21, 2012

File No. 333-173216

Dear Mr. Riedler:

In response to your comment letter dated January 9, 2013, Wellness Center USA, Inc. (the “Company”) has the following responses:

General

1.

We note your response to prior comment 3.  You stated that the acquisition of Psoria-Shield Inc. was significant and you are required to include the financial information for the acquisition.  You stated that you would provide this information within one week from your correspondence dated December 20, 2012 yet you have yet to amend the Form 8-K with the required 3-05 information.  Please tell us when you will include this information.

RESPONSE:

The Company filed the Amendment No. 1 to the Form 8-K (8KA1) to include the financial information for the acquisition of Psoria-Shield Inc. with the Securities and Exchange Commission on January 9, 2013.

2.

The financial statements of CNS are no longer included as exhibits to your Form 8-K. Please amend your filing to include this information as required by Item 9.01 of Form 8-K.

RESPONSE:

Concurrent with its response to this comment letter dated January 9, 2013 the Company amended its filing and filed the Amendment No. 3 to the Form 8-K (8KA3) to include the financial statements of CNS as exhibits to its Form 8-K as required by Item 9.01 of Form 8-K.

Item 2.01 Completion of Disposition or Acquisition of Assets

Item 1. Business

3.

We note your response to prior comment 4. You state in your response that approximately 1,000 customers have been serviced by CNS Wellness Florida, LLC since it began operations but in your amended disclosure you cite a figure of 485 clients. Please reconcile this discrepancy and, if necessary, amend your disclosure to provide the correct figure.

RESPONSE:

Approximately 485 customers have been serviced by CNS Wellness Florida, LLC since it began operations and the disclosure in Item 1 Business has been amended to state the correct figure of approximately 485 customers CNS Wellness Florida, LLC. has serviced since CNS began operations in the Amendment No. 3 to the Form 8-K (8KA3).

Pro Forma Combined Statement of Operations for the Fiscal Year Ended September 30, 2011, page P-2

4.

It appears that you still refer to the purchase method terminology on page P-2.  Please revise your filing accordingly.

RESPONSE:

The purchase method terminology has been removed and the acquisition method terminology under ASC paragraph 805-20-25 has been used on page P-2 in the Amendment No. 3 to the Form 8-K (8KA3).

Written Statement from the Company

The management of the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

RIECK AND CROTTY, P.C.

/s/ Ronald P. Duplack

Ronald P. Duplack